CAPITAL CLIENT GROUP, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC
DOCUMENT.



Deloitte & Touche LLP
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Suite 1000
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USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Capital Client Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Client Group, Inc. (the "Company") (a wholly owned subsidiary of Capital Research and Management Company) as of June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 27, 2025

We have served as the Company's auditor since 1972.

Capital Client Group, Inc.

Statement of financial condition

June 30, 2025 (dollars in thousands, except share and par value amounts)

Assets		
Cash and cash equivalents	$	204,026
Investment securities		233,787
Receivables		83,570
Prepaid expenses		9,957
Other current assets		19,157
Property, net of accumulated depreciation and amortization of $1,462		246
Deferred income taxes, net		45,412
Total	$	596,155
Liabilities		
Accounts payable and accrued expenses	$	171,868
Accrued compensation and benefits		128,763
Income tax payable		5,190
Total liabilities		305,821
Stockholder's equity		
Capital stock, $1 par value – 1,000,000 shares authorized; 500,000 shares issued and outstanding		500
Additional paid-in capital		545,900
Accumulated deficit		(256,066)
Total stockholder's equity		290,334
Total	$	596,155

See notes to statement of financial condition.

Capital Client Group, Inc.

Notes to statement of financial condition

Year ended June 30, 2025 (dollars in thousands)

1.   Summary of significant accounting policies

Nature of operations – Capital Client Group, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and serves as the national distributor for the capital shares of investment companies and other investment products for which the Parent or its affiliates serve as investment adviser. The Company is also a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC") and a member firm of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the Municipal Securities Rulemaking Board.

Management allocates resources and assesses financial performance of the Company as one reportable segment. Therefore, the Company does not separately disclose or present disaggregated segment information. The Company's Chief Operating Officer (COO) serves as the chief operating decision maker.

Basis of presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates that are determined by a method that best approximates actual usage by the Company. Therefore, if the Company were a stand-alone entity, the statement of financial condition could be materially different.

Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals.

Cash and cash equivalents – Cash equivalents consist of shares of money market funds for which the Parent serves as the investment adviser.

Other current assets – Other current assets represent deferred upfront commission payments on the sale of C and 529-C shares of American Funds mutual funds and American Funds insurance series ("American Funds") for which the Parent serves as the investment adviser. The Company makes these payments to third-party broker dealers that perform related sales activities. These payments are deferred in accordance with U.S. GAAP, and amortized over a twelve-month period during which the Company receives reimbursements from the American Funds in the form of service charges and contingent deferred sales charges.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Investments – Investment securities consist of trading debt securities. Trading debt securities are measured at fair value at the date of the statement of financial condition.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1– Values are based on quoted prices in active markets for identical securities.

- Level 2 – Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.

- Level 3 – Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

Receivables – Receivables primarily consist of amounts due from affiliates and recoverable upfront commission payments for certain sales of A shares of American Funds for which the Parent serves as the investment adviser. The Company makes these payments to third-party broker dealers that perform related sales activities. Reimbursements from the American Funds of the upfront payments are limited by the expense cap of the mutual fund and are recorded as receivables until they are either received or written off. The Company estimates amounts not recoverable, subject to American Funds' expense cap provisions, using a loss-rate method that considers various factors including historical payment experience, market fluctuations, fund performance, and variability in sales. The amounts estimated to be not recoverable related to these receivables as of June 30, 2025 was $22,586.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. A position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. For the year ended June 30, 2025, uncertain tax positions did not have a material effect on the financial condition or results of operations.

As of June 30, 2025, the Company did not recognize any material tax related interest or penalties.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors a plan, the Health and Welfare Benefits Plan for Retirees of the Capital Group Companies, to provide benefits to eligible retirees. The Company is allocated an amount of periodic benefit cost based on actuarial estimates; however, the Company is not allocated a portion of the accumulated benefit plan obligation or plan assets. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service to the Company.

Accounting pronouncements adopted – In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance expands the disclosures required for reportable segments, primarily significant segment expenses. The Company adopted disclosure requirements of ASU 2023-07 for the fiscal year ended June 30, 2025. The adoption did not have a material impact on the Company's statement of financial condition or disclosures.

Recent accounting pronouncements – In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax disclosure*s. This new guidance aims to enhance the transparency and usefulness of income tax disclosures. The Company is currently assessing the effect of adoption of this ASU, which is effective for the fiscal year ending June 30, 2026.

2. Investment securities

A summary of the cost and fair value of investment securities held at FVTNI is as follows:

| | June 30, 2025 | | | |
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury	$ 232,663	$ 1,408	$ (284)	$ 233,787
Total investment securities, held at FVTNI:	$ 232,663	$ 1,408	$ (284)	$ 233,787

3. Fair value disclosures

The following table shows fair value measurements for assets measured at fair value on a recurring basis and the categorization of these measurements within the fair value hierarchy in accordance with the Company's accounting policy:

| | June 30, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 204,026	$ –	$ –	$ 204,026
Investment securities, at FVTNI:				
U.S. Treasury	–	233,787	–	233,787
	$ 204,026	$ 233,787	$ –	$ 437,813

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Money market funds – Shares of these funds are valued at quoted market prices that represent the published net asset value of the shares serving as the basis for current transactions.

U.S. Treasury securities – These are valued using benchmark yields and interest rate volatilities.

4. Indemnifications, guarantees and commitments

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes it is unlikely the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

5. Receivables from contracts with customers

Receivables from contracts with customers were $11,614 and $5,994 at June 30, 2025 and July 1, 2024, respectively, and were recorded in receivables on the statement of financial condition. The Company does not have any significant contract asset or contract liability balances as of June 30, 2025 and July 1, 2024.

6. Income taxes

The components of deferred tax assets and deferred tax liabilities consist of the following:

	June 30, 2025
Deferred tax assets:	
Accrued compensation and benefits	$ 19,755
Accrued expenses and other	26,739
Depreciation and amortization	31
Total deferred tax assets	$ 46,525
Deferred tax liabilities:	
Unrealized gain on investment securities	$ 272
State taxes	841
Total deferred tax liabilities	$ 1,113

The Company has not established a valuation allowance against its deferred tax assets, as the Company has determined it will, more likely than not, realize the assets.

The income tax payable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated or combined tax return.

7. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

8. Transactions with affiliates

Receivables include amounts due from affiliates of $12,552 at June 30, 2025, including receivables related to administrative and distribution services. Accounts payable and accrued expenses include amounts due to affiliates of $46,062 at June 30, 2025, including $0 payable to the Parent under the arrangement described below.

The Company and the Parent have an agreement whereby the Parent will pay to the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The Company makes these payments on behalf of the American Funds. The payables do not bear interest and are repaid as the Company collects certain monthly service fees and sales charges earned from the American Funds.

9. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2025, the Company had net capital of $124,751, which was $104,363 in excess of its required net capital of $20,388. At June 30, 2025, the Company's ratio of aggregate indebtedness to net capital was 2.45 to 1.

10. Reserve requirements and possession or control for brokers or dealers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Footnote 74 of the SEC Release No. 34-70073, because the Company currently limits its business activities exclusively to the distribution of shares of mutual funds and other investment products. In any event, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements nor maintain possession or control of customer securities.

11. Subsequent events

The Company has evaluated subsequent events through August 27, 2025, the date the statement of financial condition was available to be issued. No material subsequent events occurred since June 30, 2025, that require recognition in the Company's statement of financial condition as of June 30, 2025, or disclosure in the notes thereto.

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